SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          ________________

                             240.13d-102
                                 SCHEDULE 13G

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
(S)240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO (S)240.13D-2

                             (Amendment No.   )*
                                           -----

                             DSET CORPORATION
                  -------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  -------------------------------------------
                        (Title of Class of Securities)

                             262504103
                              ------------------
                                (CUSIP Number)

                            December 31, 1998
          --------------------------------------------------------
---
               Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [_] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

------------------------
  CUSIP NO. 262504103              13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                           833,800
     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          833,800
------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      833,800
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                          [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      8.55%

------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    HC
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 2

------------------------
  CUSIP NO. 262504103         13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson Stephens Investment Management Co.
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          833,800
     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          833,800
------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    833,800
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                     [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    8.55%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    HC
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------
  CUSIP NO. 262504103              13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson, Stephens & Company Investment Management, L.P.
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          649,000
     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          649,000
------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    649,000
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    6.65%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    IA
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------
  CUSIP NO. 262504103              13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RS Investment Management, Inc.
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          184,800
     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          184,800
------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    184,800
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    1.90%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    IA
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1  (a)  Name of Issuer:            DSET Corporation

        (b)  Address of Issuer's        1011 US HWY 22
             Principal Executive        Bridgewater NJ 08807
           Offices:


Item 2  (a)  Names of Person Filing:      BankAmerica Corporation
                                           ("BAC")
                                   Robertson Stephens Investment
Management Co. ("Robertson Parent")
                                   Robertson, Stephens & Company
Investment Management, L.P.
                                     ("Investment Adviser")
                                   RS Investment Management, Inc
                                     ("Investment Adviser")



        (b)  Address of Principal
           Business Offices:       See Annex I

        (c)  Citizenship:               See Annex I

        (d)  Title of Class of            Common Stock
             Securities:


        (e)  CUSIP Number:              262504103


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
           or (c), check whether the person filing is a:

             (a) [_]   Broker or Dealer registered under Section
15 of the Act
                    (15 U.S.C. 78o)

             (b) [ ]   Bank as defined in Section 3(a)(6) of the
Act (15 U.S.C.
                    78c)

             (c) [_]   Insurance Company as defined in Section
3(a)(19) of the
                       Act (15 U.S.C. 78c)

             (d) [ ]   Investment Company registered under Section
8 of the
                       Investment Company Act (15 U.S.C. 80a-8)

           (e) [X]   An investment adviser in accordance with
(S)240.13d-
                    1(b)(1)(ii)(E)

             (f) [_]   An employee benefit plan or endowment fund
in accordance
                    with (S)240.13d-1(b)(1)(ii)(F)

             (g) [X]   A parent holding company or control person
in accordance
                    with (S)240.13d-1(b)(ii)(G)

           (h) [_]   A savings association as defined in Section
3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) [_]   A church plan that is excluded from the
definition of an
                    investment company under section 3(c)(14) of
the
                    Investment Company Act of 1940 (15 U.S.C. 80a-
3)

           (j) [_]   Group, in accordance with (S)240.13d-
1(b)(1)(ii)(J)


If this statement is filed pursuant to (S)240.13d-1(c), check this box. [_]



Item 4       *Ownership

With respect to the beneficial ownership of the reporting entity as of December 31, 1998 see Items 5 through 11, inclusive, of the respective cover pages of this Schedule 13G applicable to such entity which are incorporated herein by reference.


________
*    By virtue of the corporate relationships between Reporting
Persons as
     described in Item 7, BAC (the parent company) may be deemed to possess
     indirect beneficial ownership of shares beneficially owned directly by its
     subsidiaries. Similarly, higher tier BAC subsidiaries may be
deemed to      possess indirect beneficial ownership of shares
beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared
between entities due to their      corporate relationships.  The
shares reported on are held by various funds      and investment
advisory clients of Investment Advisor.

Item 5       Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].



Item 6       Ownership of More than Five Percent on Behalf of
Another Person.

             Not Applicable.


Item 7       Identification and Classification of the Subsidiaries
Which
             Acquired the Security Being Reported on by the Parent
Holding
             Company.

             See Annex I.


Item 8       Identification and Classification of Members of the
Group.

             Not Applicable.


Item 9       Notice of Dissolution of Group.

             Not Applicable.


Item 10     Certification.

[X]       By signing below I certify that, to the best of my
knowledge and
          belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or
          influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.  (13d-
1(b)).

[ ]       By signing below I certify that, to the best of my
knowledge and            belief, the securities referred to above
were not acquired and are          not held for the purpose of or
with the effect of changing or               influencing the
control of the issuer of the securities and were not
acquired and are not held in connection with or as a participant
in        any transaction having that purpose or effect.  (13d-
1(c)).

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 1999


     BANKAMERICA CORPORATION*

     ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*

     ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.*

     RS INVESTMENT MANAGEMENT, INC.*




*By: /s/ Satish Pattegar

Senior Vice President
Corporate Compliance
BankAmerica Corporation

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  February 16, 1999


     BANKAMERICA CORPORATION*

     ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*

     ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.*

     RS INVESTMENT MANAGEMENT, INC.*




*By: /s/ Satish Pattegar

Senior Vice President
Corporate Compliance
BankAmerica Corporation

                              Annex I

     This Annex identifies certain entities which may be filing parties of the attached Schedule or which may be referred to in the filing.

                    Registered Investment Companies

     Each of the following entities is a series of Robertson Stephens Investment Trust, a Massachusetts business trust. The investment adviser for each of such entities is Robertson, Stephens & Company Investment Management, L.P. Each is an investment company registered under the Investment Company Act of 1940, with principal office and principal place of business at 555 California Street, Suite 2500, San Francisco, CA 94104:

     The Contrarian Fund ("Contrarian")
     The Robertson Stephens Developing Countries Fund ("Developing
Countries")
     The Robertson Stephens Diversified Growth Fund ("Diversified
Growth")
     The Robertson Stephens Emerging Growth Fund ("Emerging
Growth")
     The Robertson Stephens Growth & Income Fund ("Growth &
Income")
     The Information Age Fund(TM) ("Information Age")
     The Robertson Stephens Global Natural Resources Fund
("Natural                     "Resources")
     The Robertson Stephens Global Value Fund ("Global Value")
     The Robertson Stephens MicroCap Growth Fund ("Micro-Cap
Growth")
     The Robertson Stephens Partners Fund ("Partners")
     The Robertson Stephens Value + Growth Fund ("Value + Growth")

                         Other Entities

     The principal office and principal place of business of the following entity is 100 N. Tryon Street, Charlotte, NC. 28255:

      (a)    BankAmerica Corporation ("BAC") Bank is a Delaware
corporation.          It wholly owns Robertson Parent.

      (b)    registered bank holding company

     The principal office and principal place of business of the following entities is 555 California Street, Suite 2600, San
Francisco, CA  94104:

II.   (a)   Bank of America National Trust and Savings Association
("BANTSA")            is a national banking association organized
under the laws of the           United States.

      (b)   national bank


III.   (a)    Bayview Holdings, Inc. ("Bayview Holdings") is a
Delaware              corporation. Bayview Holdings a wholly owned
subsidiary of              Robertson Parent.  It is managing
member of Private Equity Group.

       (b)    holding company
                                     Page 11

IV.    (a)       Bayview Investors, Ltd. ("Bayview") is a
California limited              partnership.

       (b)    investments in securities


V.     (a)    The Robertson Stephens Orphan Fund, L.P. ("Orphan")
is a                       California limited partnership.
Investment Adviser is the general         partner.

       (b)    investments in securities


VI.    (a)       The Robertson Stephens Orphan Offshore Fund, L.P.
("Orphan              Offshore") is a Cayman Islands limited
partnership.
              Investment Adviser is the investment adviser.

       (b)    investment in securities


VII.   (a)    RS Investment Management, Inc. ("Investment
Adviser") is a
              Delaware Corporation with office and principal place
of business
              at 555 California Street, Suite 2500, San Francisco,
CA 94104.
              It is a wholly owned subsidiary of Robertson
Stephens Investment
              Management Co.

       (b)    registered investment advisor

VIII.  (a)    Robertson Stephens Investment Management Co.
("Robertson Parent")            is a Delaware corporation. It is
wholly owned by Bank. It owns                  Bayview Holdings.

       (b)    holding company


IX.    (a)       Robertson, Stephens & Company Investment
Management, L.P.                ("Investment Adviser") is a
California limited partnership. It is
              investment adviser to the Registered Investment
Companies and              Orphan Offshore and General partner of
Orphan and Emerging Growth           Partners.

       (b)    registered investment advisor

X.     (a)       Robertson, Stephens & Company Private Equity
Group, L.L.C.              ("Private Equity Group") is a Delaware
limited liability company.           It is general partner of
Bayview and Bayview VI. Bayview Holdings            is managing
member of Private Equity Group.

       (b)    holding company

XI.    (a)       Bayview Investors, Ltd. ("Bayview") is a
California limited              partnership.

       (b)    investments in securities


XII. (a)    Bayview Investors VI, L.P. ("Bayview VI") is a
California limited         partnership.  It is general partner of
Emerging Growth Partners,            L.P. ("Emerging Growth
Partners").  Private Equity Group is its            general
partner.

       (b)    investments in securities


XIII.  (a)       Robertson Stephens Emerging Growth Partners, L.P.
is a California            limited partnership.  Bayview VI and
Investment Adviser are its           general partners.

       (b)    investments in securities





























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